EXHIBIT 3.1.7

ARTICLES SUPPLEMENTARY

OF

FELCOR LODGING TRUST INCORPORATED

FELCOR LODGING TRUST INCORPORATED, a Maryland corporation (hereinafter, the “Company”), hereby certifies as follows:

FIRST: Under the authority set forth in Article V of the Charter of the Company, on January 25, 2005, the Board of Directors of the Company authorized the Executive Committee of the Board of Directors of the Company (the “Committee”) to take action to classify up to 68,000 unissued shares of the Company’s preferred stock, par value $0.01 per share, as “8% Series C Cumulative Redeemable Preferred Stock” (“Series C Preferred Stock”). On March 8, 2005, the Committee classified 54,000 shares of preferred stock as Series C Preferred Stock under its authority. On August 9, 2005, the Committee classified an additional 13,980 shares of preferred stock as Series C Preferred Stock under its authority. As a result, the aggregate number of authorized shares of Series C Preferred Stock is increased from 54,000 to 67,980.

SECOND: The additional 13,980 shares of Series C Preferred Stock shall be subject in all respects to the terms and conditions of the Company’s Charter and shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption that are applicable to the existing shares of Series C Preferred Stock as set forth in the Articles Supplementary of the Company accepted for record by the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) on April 4, 2005, except that dividends on such additional shares of Series C Preferred Stock shall be cumulative from August 1, 2005.

THIRD: The total number of shares of capital stock that the Company has authority to issue is (i) 200,000,000 shares of common stock, par value $0.01 per share, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, of which 12,950,000 shares are designated as $1.95 Series A Cumulative Convertible Preferred Stock, 13,758 shares are designated as 9% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”) and 67,980 shares are designated as 8% Series C Cumulative Redeemable Preferred Stock. By Articles Supplementary of the Company accepted for record by the SDAT on May 6, 1998 and April 2, 2002 (collectively, the “Series B Articles”), the Company classified an aggregate of 67,758 shares of its preferred stock as Series B Preferred Stock. According to the Series B Articles, shares of Series B Preferred Stock that are redeemed by the Company became authorized but unissued shares of preferred stock without description as to class or series. The Company has heretofore redeemed 54,000 shares of Series B Preferred Stock.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed and acknowledged in its name and on its behalf this 29th day of August 2005, by its Executive Vice President, who acknowledges that these Articles Supplementary are the act of the Company and that, to the best of his knowledge, information and belief and under the penalties of perjury, all matters and facts contained in these Articles Supplementary are true in all material respects.

FELCOR LODGING TRUST INCORPORATED

By:           /s/ LAWRENCE D. ROBINSON

Lawrence D. Robinson,
Executive Vice President

(Corporate Seal)	Attest:

By:           /s/ BARBARA LACY

Assistant Secretary